CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended

September 30, 2026 and 2025

(UNAUDITED)

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026 $	2025 $	2026 $	2025 $
Sales	18	293,435	251,362	954,319	676,818
Cost of sales	19	(156,863)	(118,232)	(422,447)	(358,317)
Mine operating income		136,572	133,130	531,872	318,501

General and administration	20	(28,156)	(26,303)	(74,622)	(71,779)
Foreign exchange loss		(2,541)	(7,368)	(10,895)	(4,850)
Reversal of impairment of mineral properties, plant and equipment	8	–	52,745	–	52,745
Write-off of mineral properties	8	(3,859)	–	(3,859)	(1,997)
Other income (expense)		250	2,392	(3,213)	1,643
		(34,306)	21,466	(92,589)	(24,238)

Operating income		102,266	154,596	439,283	294,263

Investment gain		193	310	565	3,308
Interest and finance costs, net	21	(4,002)	(3,155)	(8,041)	(9,622)
(Loss) gain on derivatives		(164)	1,267	(421)	698
		(3,973)	(1,578)	(7,897)	(5,616)

Income before income taxes		98,293	153,018	431,386	288,647

Income taxes
Current income tax expense		(46,082)	(33,563)	(150,358)	(81,106)
Deferred income tax recovery (expense)		84	8,745	(25,040)	7,248
		(45,998)	(24,818)	(175,398)	(73,858)
Net income from continuing operations		52,295	128,200	255,988	214,789

Net income from discontinued operations, net of tax	22	–	–	–	22,287
Net income		52,295	128,200	255,988	237,076

Net income from continuing operations attributable to:
Fortuna shareholders		47,826	123,589	234,338	201,652
Non-controlling interests	26	4,469	4,611	21,650	13,137
		52,295	128,200	255,988	214,789
Net income attributable to:
Fortuna shareholders		47,826	123,589	234,338	219,407
Non-controlling interests	26	4,469	4,611	21,650	17,669
		52,295	128,200	255,988	237,076

Earnings per share from continuing operations attributable to Fortuna shareholders	17
Basic		0.16	0.40	0.78	0.66
Diluted		0.16	0.38	0.75	0.65

Earnings per share attributable to Fortuna shareholders	17
Basic		0.16	0.40	0.78	0.72
Diluted		0.16	0.38	0.75	0.71

Weighted average number of common shares outstanding ('000s)
Basic		295,957	306,960	300,735	306,846
Diluted		323,588	335,129	328,302	308,663

The accompanying notes are an integral part of these interim condensed financial statements

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026 $	2025 $	2026 $	2025 $
Net income		52,295	128,200	255,988	237,076

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(719)	(785)	240	(330)
Items that are or may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax (1)		–	607	–	2,706
Reclassification of translation adjustments on disposal of subsidiaries, net of $nil tax	22	–	–	–	1,701
Total other comprehensive (loss) income		(719)	(178)	240	4,077
Comprehensive income		51,576	128,022	256,228	241,153

Comprehensive income attributable to:
Fortuna shareholders		47,107	123,411	234,578	223,484
Non-controlling interests	26	4,469	4,611	21,650	17,669
		51,576	128,022	256,228	241,153
(1)	For the three and nine months ended September 30, 2026, the currency translation adjustment is net of $nil tax (2025 – tax recovery of $0.4 million and expense of $0.5 million , respectively).

The accompanying notes are an integral part of these condensed interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	September 30, 2026 $	December 31, 2025 $
ASSETS
Current assets
Cash and cash equivalents		443,253	553,985
Restricted cash		13,399	–
Investments in equity securities		12,118	6,760
Trade and other receivables	4	75,279	74,361
Inventories	5	144,116	122,685
Prepaid expenses and other current assets	6	16,772	6,743
		704,937	764,534
Non-current assets
Restricted cash - non-current		1,014	788
Inventories - non-current	5	72,339	66,754
Mineral properties and property, plant and equipment	8	1,782,667	1,518,676
Advances and prepayments for capital projects		14,141	995
Other non-current assets	9	834	8,894
Total assets		2,575,932	2,360,641

LIABILITIES
Current liabilities
Trade and other payables	10	173,906	153,361
Debt	13	306	–
Income taxes payable		94,572	81,816
Lease obligations	12	36,640	21,199
		305,424	256,376
Non-current liabilities
Debt - non-current	13	147,860	134,410
Deferred tax liabilities		144,264	120,310
Closure and reclamation provisions	14	47,570	50,257
Lease obligations - non-current	12	56,499	55,687
Restricted share units	15	4,876	8,283
Total liabilities		706,493	625,323

SHAREHOLDERS' EQUITY
Share capital	16	1,089,015	1,125,215
Reserves		65,394	63,694
Retained earnings		658,610	488,125
Equity attributable to Fortuna shareholders		1,813,019	1,677,034
Equity attributable to non-controlling interests	26	56,420	58,284
Total equity		1,869,439	1,735,318
Total liabilities and shareholders' equity		2,575,932	2,360,641

Contingencies and Capital Commitments (Note 27)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026 $	2025 $	2026 $	2025 $

OPERATING ACTIVITIES
Net income from continuing operations		52,295	128,200	255,988	214,789
Items not involving cash:
Depletion and depreciation		58,958	53,040	148,887	146,169
Accretion expense	21	2,805	2,094	6,872	5,751
Income tax expense		45,998	24,818	175,398	73,858
Interest expense, net	21	1,197	1,061	1,169	3,871
Share-based payments expense, net of cash settlements	15	10,851	10,769	2,093	16,975
Reversal of impairment of mineral properties, plant and equipment	8	–	(52,745)	–	(52,745)
Inventory net realizable value adjustments	5	–	(16,651)	–	(16,651)
Write-off of mineral properties	8	3,859	–	3,859	1,997
Unrealized foreign exchange (gain) loss		(1,713)	(1,168)	232	(4,880)
Investment gains		(193)	(310)	(565)	(3,308)
Other		218	(3,237)	1,561	(1,777)
Changes in non-cash working capital	25	(14,302)	(2,610)	(3,729)	(14,786)
Cash provided by operating activities		159,973	143,261	591,765	369,263
Income taxes paid		(51,063)	(34,660)	(139,891)	(80,421)
Interest paid		(424)	(1,246)	(4,757)	(5,354)
Interest received		3,879	3,992	12,889	9,559
Net cash provided by operating activities - continuing operations		112,365	111,347	460,006	293,047
Net cash provided by operating activities - discontinued operations	22	–	–	–	11,984

INVESTING ACTIVITIES
Increase in restricted cash		(899)	–	(13,661)	(232)
Investments in equity securities		(5,118)	(65)	(5,118)	(6,110)
Additions to mineral properties and property, plant and equipment	8	(50,620)	(48,548)	(163,778)	(133,516)
Purchases of investments		–	–	–	(18,804)
Proceeds from sale of equity securities and investment maturities		193	10,239	565	22,785
Decrease (increase) in advances and prepayments for capital projects		2,349	(814)	(12,037)	3,537
Acquisition of Bambadji, net of cash acquired	7	(207,419)	–	(207,419)	–
Other investing activities		(3,674)	5,000	(8,778)	5,000
Cash used in investing activities - continuing operations		(265,188)	(34,188)	(410,226)	(127,340)
Cash provided by investing activities - discontinued operations	22	–	–	–	71,680

FINANCING ACTIVITIES
Transaction costs on credit facility		–	–	–	(107)
Repurchase of common shares	16	–	–	(106,587)	(4,165)
Payments of lease obligations	12	(9,821)	(6,585)	(25,643)	(17,697)
Dividend payment to non-controlling interests	26	–	(12,978)	(23,514)	(12,978)
Cash used in financing activities - continuing operations		(9,821)	(19,563)	(155,744)	(34,947)
Cash used in financing activities - discontinued operations	22	–	–	–	(12,879)

Effect of exchange rate changes on cash and cash equivalents		(769)	2,262	(4,768)	5,407
(Decrease) increase in cash and cash equivalents during the period - continuing operations		(163,413)	59,858	(110,732)	136,167
Increase in cash and cash equivalents during the period - discontinued operations	22	–	–	–	70,785

Cash and cash equivalents, beginning of the period		606,666	378,422	553,985	231,328
Cash and cash equivalents, end of the period		443,253	438,280	443,253	438,280

Cash and cash equivalents consist of:
Cash		412,244	220,548	412,244	220,548
Cash equivalents		31,009	217,732	31,009	217,732
Cash and cash equivalents, end of the period		443,253	438,280	443,253	438,280

Segment totals for the discontinued operations are disclosed in Note 22

Supplemental cash flow information (Note 25)

The accompanying notes are an integral part of these condensed interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount $	Share units reserve $	Equity component of convertible debt $	Other reserves $	Retained earnings $	Non-controlling interests $	Total equity $
Balance at December 31, 2025		305,760,679	1,125,215	27,236	37,050	(592)	488,125	58,284	1,735,318
Net income		–	–	–	–	–	234,338	21,650	255,988
Other comprehensive income		–	–	–	–	240	–	–	240
Total comprehensive income		–	–	–	–	240	234,338	21,650	256,228

Transactions with owners of the Company
Reclassification on derecognition of investments in equity securities		–	–	–	–	1,050	(1,050)	–	–
Dividend declared and paid to non-controlling interests	26	–	–	–	–	–	–	(23,514)	(23,514)
Repurchase of common shares	16	(10,800,693)	(39,747)	–	–	–	(62,803)	–	(102,550)
Shares issued on vesting of share units	15	997,401	3,547	(3,547)	–	–	–	–	–
Share-based payments	15	–	–	3,957	–	–	–	–	3,957
		(9,803,292)	(36,200)	410	–	1,050	(63,853)	(23,514)	(122,107)

Balance at September 30, 2026		295,957,387	1,089,015	27,646	37,050	698	658,610	56,420	1,869,439

Balance at December 31, 2024		306,928,189	1,129,709	26,701	37,050	(5,979)	216,384	62,208	1,466,073
Net income		–	–	–	–	–	219,407	17,669	237,076
Other comprehensive income		–	–	–	–	4,077	–	–	4,077
Total comprehensive income		–	–	–	–	4,077	219,407	17,669	241,153

Transactions with owners of the Company
Sale of Roxgold SANU S.A.	22	–	–	–	–	–	–	(10,250)	(10,250)
Dividend declared and paid to non-controlling interests	26	–	–	–	–	–	–	(24,539)	(24,539)
Repurchase of common shares	16	(916,900)	(4,165)	–	–	–	–	–	(4,165)
Shares issued on vesting of share units	15	948,697	3,294	(3,294)	–	–	–	–	–
Issuance of shares to non-controlling interests	26	–	–	–	–	–	(7,270)	7,270	–
Share-based payments	15	–	–	2,992	–	–	–	–	2,992
		31,797	(871)	(302)	–	–	(7,270)	(27,519)	(35,962)

Balance at September 30, 2025		306,959,986	1,128,838	26,399	37,050	(1,902)	428,521	52,358	1,671,264

The accompanying notes are an integral part of these condensed interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Guinea, Guyana, Peru, and Senegal. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the Diamba Sud gold project and the Bambadji gold exploration project in Senegal.

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered and head offices are located at Suite 820, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

These interim financial statements are presented in United States dollars (“$”) unless otherwise stated. References to C$ refer to Canadian dollars.

These interim financial statements were approved and authorized for issuance by the Company's Board of Directors on November 4, 2026.

Basis of Measurement

These interim financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 24) at the end of each reporting period.

Adoption of new and future accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2026. These include amendments to IFRS 7 and IFRS 9, Classification and Measurement of Financial Instruments. The impacts of adoption were not material to the Company's interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In April 2024, the IASB issued new IFRS 18, Presentation and Disclosure in Financial Statements. This standard, effective for annual periods beginning on or after January 1, 2027, replaces IAS 1, Presentation of Financial Statements and requires retrospective application. The standard introduces new classification categories and mandatory subtotals in the statement of income, as well as new disclosure requirements for management-defined performance measures (“MPM”), and it may affect what the Company reports as its operating profit or loss.

The Company is currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts, among others, have been identified based on the Company’s preliminary assessment:

●	The Company has performed an initial assessment of the non-IFRS financial measures and other subtotals of income and expenses that it currently uses in its public communications outside the financial statements and the Company believes the following will meet the MPM definition: adjusted net income; adjusted attributable net income; and adjusted earnings before interest, income taxes and depreciation and amortization (“Adjusted EBITDA”);
●	Income and expenses will be classified into defined categories, including operating, investing, and financing. Consequently, some income and expense items may move to different sections of the statement of income compared to the current presentation;
●	The Company will be required to present specific subtotals, including operating profit and profit before financing and income taxes in the statement of income;
●	The Company will be required to provide additional note disclosures regarding the nature of certain operating expenses; and
●	The starting point for the indirect method of reporting cash flows from operating activities will change to operating profit (currently, net income from continuing operations).

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of income and expense during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and nine months ended September 30, 2026, the Company applied the critical estimates, assumptions and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2025.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

4.   TRADE AND OTHER RECEIVABLES

	September 30, 2026 $	December 31, 2025 $
Trade receivables from doré and concentrate sales	18,106	20,761
Advances and other receivables	14,761	8,248
Value added tax receivables	42,412	45,352
Trade and other receivables	75,279	74,361

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at September 30, 2026 and December 31, 2025.

As at September 30, 2026, the current Value Added Tax (“VAT”) receivables include $25.7 million (December 31, 2025 - $30.9 million) for Séguéla; and $14.7 million (December 31, 2025 - $11.9 million) for Lindero. The amount of VAT receivable classified as non-current was $nil (December 31, 2025 - $7.7 million) (refer to Note 9).

5.   INVENTORIES

	September 30, 2026 $	December 31, 2025 $
Ore stockpiles	119,852	109,035
Leach pad and gold-in-circuit	40,300	31,550
Doré bars	5,322	2,396
Concentrate stockpiles	1,345	426
Materials and supplies	49,636	46,032
Total inventories	216,455	189,439
Less: non-current portion	(72,339)	(66,754)
Current inventories	144,116	122,685

As at September 30, 2026, non-current portion of inventories include $69.0 million (December 31, 2025 - $60.0 million) at Lindero and $3.3 million (December 31, 2025 - $6.8 million) at Séguéla.

During the three and nine months ended September 30, 2026, the Company expensed $137.6 million and $357.9 million, respectively, of inventories to cost of sales (September 30, 2025 - $102.4 million and $315.4 million, respectively).

6.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

	September 30, 2026 $	December 31, 2025 $
Prepaid expenses	16,772	6,619
Other current assets	–	124
Prepaid expenses and other current assets	16,772	6,743

As at September 30, 2026, prepaid expenses include $11.5 million (December 31, 2025 - $2.5 million) related to deposits and advances to contractors.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

7.    ACQUISITION OF BAMBADJI PROJECT

On August 10, 2026, the Company acquired the Bambadji gold exploration project ("Bambadji") in Senegal, through the purchase of certain Senegalese subsidiaries held by Barrick Mining Corporation (“Barrick”) and IAMGOLD Corporation (“IAMGOLD”) (together, the “Sellers”).

The Company assessed the transaction in accordance with IFRS 3, Business Combinations, and determined that the  transaction was accounted for as an asset acquisition rather than a business combination. In making this assessment, management applied the concentration test and determined that the acquired set of activities and assets was not a business.

The acquisition cost was allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values at the acquisition date. Acquisition costs related to the transaction were included as part of the total consideration paid.

The total consideration for the acquisition was as follows:

$
Consideration transferred
Cash paid	200,000
Acquisition costs	8,221
208,221

Assets acquired and liabilities assumed
Cash and cash equivalents	281
Exploration and evaluation assets	207,940
208,221

The total consideration paid by Fortuna for the acquisition of Bambadji consisted of $200.0 million in cash and $8.2 million of acquisition costs related to the transaction. In addition, Fortuna granted the Sellers a 0.50% net smelter return (“NSR”) royalty on the first 1.75 million ounces of gold produced from the Bambadji Nord property (0.325% to a subsidiary of Barrick, and 0.175% to a subsidiary of IAMGOLD. Amounts paid related to the NSR royalty, if any, will be expensed as incurred.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

8.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2025	1,270,610	184,341	32,280	876,909	2,364,140
Acquisition of Bambadji (Note 7)	–	207,940	–	–	207,940
Additions	69,508	65,063	52,858	44,733	232,162
Changes in closure and reclamation provision	(3,971)	–	–	(477)	(4,448)
Disposals and write-offs	–	(3,859)	–	(423)	(4,282)
Transfers	9,677	(819)	(36,203)	27,345	–
Balance as at September 30, 2026	1,345,824	452,666	48,935	948,087	2,795,512

ACCUMULATED DEPLETION AND DEPRECIATION
Balance as at December 31, 2025	500,991	–	–	344,473	845,464
Disposals and write-offs	–	–	–	(195)	(195)
Depletion and depreciation	96,438	–	–	71,138	167,576
Balance as at September 30, 2026	597,429	–	–	415,416	1,012,845
Net book value as at September 30, 2026	748,395	452,666	48,935	532,671	1,782,667

As at September 30, 2026, non-depletable mineral properties include $354.6 million of exploration and evaluation assets (December 31, 2025 - $111.9 million).

As at September 30, 2026, property, plant and equipment include right-of-use assets with a net book value of $91.9 million (December 31, 2025 - $75.9 million). Related depletion and depreciation for the three and nine months ended September 30, 2026, was $10.0 million and $20.1 million, respectively (September 30, 2025 - $4.9 million and $14.4 million, respectively).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128
Additions	81,365	52,355	45,048	39,266	218,034
Changes in closure and reclamation provision	2,668	–	–	(469)	2,199
Disposals and write-offs	–	(5,038)	(375)	(6,908)	(12,321)
Sale of discontinued operations (1)	(549,210)	(15,953)	(55)	(258,682)	(823,900)
Transfers	116,136	(116,368)	(86,230)	86,462	–
Balance as at December 31, 2025	1,270,610	184,341	32,280	876,909	2,364,140

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2024	901,599	–	49	539,293	1,440,941
Disposals and write-offs	–	–	–	(6,115)	(6,115)
Sale of discontinued operations (1)	(507,347)	–	(49)	(245,781)	(753,177)
Reversal of impairment (2)	(22,369)	–	–	(30,376)	(52,745)
Depletion and depreciation	130,039	–	–	86,521	216,560
Transfers	(931)	–	–	931	–
Balance as at December 31, 2025	500,991	–	–	344,473	845,464
Net book value as at December 31, 2025	769,619	184,341	32,280	532,436	1,518,676

(1)	Represents the net book value of mineral properties and property, plant and equipment of Cuzcatlan (as defined herein) and the Sanu Entities (as defined herein) that were sold during the second quarter of 2025. Refer to Note 22 for details.
(2)	During the three and nine months ended September 30, 2025, the Company identified an increase in estimated long-term gold prices as an indicator of impairment reversal for the Lindero cash-generating unit (“CGU”). The Company determined the recoverable amount of the Lindero CGU based on its fair value less costs of disposal (“FVLCD”), utilizing a discounted cash flow model (a Level 3 fair value estimate). Key assumptions included a long-term gold price of $2,750 per ounce and a discount rate of 8.2%. As the estimated recoverable amount exceeded the carrying amount, the Company recorded an impairment reversal of $52.7 million, which represented the full reversal of a previously recorded impairment charge from 2022, limited to the carrying value that would have been determined net of applicable depreciation.

9.   OTHER NON-CURRENT ASSETS

	Note	September 30, 2026 $	December 31, 2025 $
Value added tax receivables	4	–	7,665
Unamortized transaction costs		561	949
Other		273	280
Total other non-current assets		834	8,894

Page | 11

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

10.   TRADE AND OTHER PAYABLES

	Note	September 30, 2026 $	December 31, 2025 $
Trade accounts payable		93,605	77,927
Payroll and related payables		31,893	27,790
Mining royalty payable		14,064	14,317
Share units payable	15(a)(b)	27,014	25,471
Other payables		7,330	7,856
Total trade and other payables		173,906	153,361

11.  RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2026 and 2025, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Other than those noted above, the transaction with JRC Ingeniería y Construcción S.A.C. disclosed in Note 11 of the Company's audited consolidated financial statements for the year ended December 31, 2025, and transactions in the normal course of business with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three and nine months ended September 30, 2026 and 2025.

12.  LEASE OBLIGATIONS

The Company’s lease obligations are primarily related to embedded leases in mining services and onsite power generation equipment contracts. A maturity analysis of the Company's lease obligations from its leased equipment contracts as at September 30, 2026 and December 31, 2025, were as follows:

	Minimum lease payments
	September 30, 2026 $	December 31, 2025 $
Less than one year	42,450	27,715
Between one and five years	56,784	53,222
More than five years	10,347	13,658
	109,581	94,595
Less: future finance charges	(16,442)	(17,709)
Present value of lease obligations	93,139	76,886
Less: current portion	(36,640)	(21,199)
Non-current portion	56,499	55,687

Page | 12

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The reconciliation of the changes in the carrying amount of the Company’s lease obligations is presented below:

	September 30, 2026 $	December 31, 2025 $
Balance, beginning of the period	76,886	67,977
Payments of lease obligations	(25,643)	(24,374)
Additions	36,927	31,110
Accretion	5,047	5,660
Foreign exchange	(78)	521
Disposals and terminations	–	(4,008)
Balance, end of the period	93,139	76,886

13.  DEBT

As at September 30, 2026, the Company’s debt consisted of the following:

	Note	September 30, 2026 $	December 31, 2025 $
2024 Convertible Notes	13(a)	141,316	134,410
Vendor financed debt		6,850	–
Balance, end of the period		148,166	134,410
Less: current portion		(306)	–
Non-current portion		147,860	134,410

(a)	2024 Convertible Notes

The following table summarizes the changes in the 2024 Convertible Notes:

	September 30, 2026 $	December 31, 2025 $
Balance, beginning of the period	134,410	126,031
Amortization of discount and transaction costs	6,906	8,379
Balance, end of the period	141,316	134,410
Non-current portion	141,316	134,410

(b)	Credit Facility

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility is subject to certain conditions and covenants customary for a facility of this nature. In order to be able to draw on the Credit Facility, the Company is required to comply with certain financial covenants which include among others: maintaining an interest coverage ratio of not less than 4.00:1.00; a Net Total Debt to EBITDA ratio of not more than 4.00:1.00; and a Net Senior Secured Debt to EBITDA ratio of not more than 2.25:1.00, each as defined in the Credit Facility and calculated on a rolling four fiscal quarter basis.

The Company has pledged significant assets, including those of its principal operating subsidiaries, as collateral for the Credit Facility.

Page | 13

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at September 30, 2026, the Credit Facility remained undrawn.

14.  CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Caylloma $	Lindero $	Séguéla $	Total $
Balance as at December 31, 2025	14,668	17,977	17,612	50,257
Changes in estimate	(1,109)	(576)	(2,763)	(4,448)
Reclamation expenditures	(64)	–	–	(64)
Accretion	641	654	530	1,825
Balance as at September 30, 2026	14,136	18,055	15,379	47,570
Non-current portion	14,136	18,055	15,379	47,570

	Caylloma $	Lindero $	Séguéla $	San Jose(1) $	Yaramoko(1) $	Total $
Balance as at December 31, 2024	15,356	15,470	15,110	14,677	14,724	75,337
Changes in estimate (2)	(1,033)	1,747	1,860	460	(375)	2,659
Reclamation expenditures	(452)	–	–	(143)	–	(595)
Accretion	797	760	642	341	156	2,696
Effect of changes in foreign exchange rates	–	–	–	(35)	–	(35)
Disposals	–	–	–	(15,300)	(14,505)	(29,805)
Balance as at December 31, 2025	14,668	17,977	17,612	–	–	50,257
Non-current portion	14,668	17,977	17,612	–	–	50,257
(1)	Represent the closure and reclamation provisions of Cuzcatlan and Sanu, which were sold during the second quarter of 2025. Refer to Note 22 for details.
(2)	The change in estimate for the San Jose mine of $0.5 million was included in net income from discontinued operations, net of tax in the Company's consolidated statements of income for the year ended December 31, 2025.

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Caylloma $	Lindero $	Séguéla $	Total $
Undiscounted uninflated estimated cash flows	19,205	19,204	19,946	58,355
Discount rate	6.36%	5.66%	5.29%
Inflation rate	3.00%	3.08%	2.28%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

Page | 14

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

15.  SHARE-BASED PAYMENTS

During the three and nine months ended September 30, 2026, the Company recognized share-based payments expense of $10.9 million and $18.4 million, respectively (September 30, 2025 - $10.8 million and $24.4 million, respectively), related to the amortization of deferred, restricted and performance share units.

(a)	Deferred Share Units

	Cash Settled
	Number of DSUs	Fair Value $
Outstanding, December 31, 2024	1,183,816	5,076
Granted	83,992	387
Changes in fair value	–	6,978
Outstanding, December 31, 2025	1,267,808	12,441
Granted	41,041	448
Changes in fair value	–	1,871
Outstanding, September 30, 2026	1,308,849	14,760

(b)	Restricted Share Units

	Cash Settled
	Number of RSUs	Fair Value $
Outstanding, December 31, 2024	3,548,993	8,987
Granted	1,354,613	–
Units paid out in cash	(1,401,895)	(7,448)
Forfeited or cancelled	(172,296)	(391)
Changes in fair value and vesting	–	20,165
Outstanding, December 31, 2025	3,329,415	21,313
Granted	618,051	–
Units paid out in cash	(1,477,468)	(16,475)
Forfeited or cancelled	(54,297)	(308)
Changes in fair value and vesting	–	12,600
Outstanding, September 30, 2026	2,415,701	17,130
Less: current portion		(12,254)
Non-current portion		4,876

RSUs granted during the nine months ended September 30, 2026 had a fair value of C$14.95 per unit at the date of the grant (December 31, 2025 - C$6.62).

As at September 30, 2026, the outstanding number of RSUs included 13,202 unpaid units that had vested during the nine months ended September 30, 2026, which had a fair value of C$16.00 per unit. These units were paid out in cash in October 2026.

Page | 15

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2024	2,054,962
Granted	743,709
Vested and paid out in shares	(802,164)
Outstanding, December 31, 2025	1,996,507
Granted	345,245
Vested and paid out in shares	(882,348)
Outstanding, September 30, 2026	1,459,404

PSUs granted during the nine months ended September 30, 2026 had a fair value of C$14.95 per unit at the date of the grant (December 31, 2025 - C$6.62).

During the nine months ended September 30, 2026, PSUs vested and were settled in shares. Based on agreed performance outcomes, a weighted average multiplier of 113% (December 31, 2025 - 118%) was applied, resulting in the issuance of 997,401 (December 31, 2025 - 948,697) common shares upon vesting.

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2026, a total of 2,950,529 stock options are available for issuance under the plan. As at September 30, 2026, no stock options were outstanding (December 31, 2025 - none).

16.  SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

During the nine months ended September 30, 2026, the Company acquired under its normal course issuer bid program (“NCIB”) and cancelled 10,800,693 common shares (September 30, 2025 - 916,900) at an average market price of $9.31 per share (September 30, 2025 - $4.53). The total reduction to equity, inclusive of the 2% share buyback tax and brokerage fees, amounted to $102.6 million (September 30, 2025 - $4.2 million).

On April 17, 2026, the Company announced the renewal of its NCIB program to purchase up to 15,227,869 common shares, being 5% of its outstanding common shares as at April 10, 2026. Under the NCIB, purchases of common shares may be made through the facilities of the NYSE. The share repurchase program started on May 4, 2026 and will end on the earlier of May 3, 2027; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB. Of the 10,800,693 common shares repurchased during the nine months ended September 30, 2026, 6,800,000 were acquired under the current NCIB program. As at September 30, 2026, 8,427,869 common shares remain available for repurchase under this current NCIB.

Page | 16

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

17.  EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Basic:
Net income from continuing operations attributable to Fortuna shareholders	47,826	123,589	234,338	201,652
Net income attributable to Fortuna shareholders	47,826	123,589	234,338	219,407

Weighted average number of shares ('000s)	295,957	306,960	300,735	306,846
Earnings per share from continuing operations - basic	0.16	0.40	0.78	0.66
Earnings per share - basic	0.16	0.40	0.78	0.72

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Diluted:
Net income from continuing operations attributable to Fortuna shareholders	47,826	123,589	234,338	201,652
Add: finance costs on convertible debt, net of $nil tax	4,029	3,770	11,758	–
Diluted net income from continuing operations for the period	51,855	127,359	246,096	201,652

Net income attributable to Fortuna shareholders	47,826	123,589	234,338	219,407
Add: finance costs on convertible debt, net of $nil tax	4,029	3,770	11,758	–
Diluted net income for the period	51,855	127,359	246,096	219,407

Weighted average number of shares ('000s)	295,957	306,960	300,735	306,846
Incremental shares from dilutive potential shares	27,631	28,169	27,567	1,817
Weighted average diluted number of shares ('000s)	323,588	335,129	328,302	308,663
Earnings per share from continuing operations - diluted	0.16	0.38	0.75	0.65
Earnings per share - diluted	0.16	0.38	0.75	0.71

The incremental shares from dilutive potential shares primarily consist of share units and, for the three and nine months ended September 30, 2026, potential common shares issuable on conversion of the 2024 Convertible Notes. For the three and nine months ended September 30, 2025, an aggregate of nil and 26,172,045 potential common shares, respectively, issuable on conversion of the 2024 Convertible Notes were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive. The Company's average share price exceeded the conversion price of the 2024 Convertible Notes during the three and nine months ended September 30, 2026  (for the three months ended September 30, 2025 - above the conversion price, for the nine months ended September 30, 2025 – below the conversion price).

Page | 17

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.  SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of its products produced, is as follows:

	Three months ended September 30, 2026
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	110,767	144,110	–	254,877
Silver-lead concentrates	–	–	21,966	21,966
Zinc concentrates	–	–	14,626	14,626
Provisional pricing adjustments	–	–	1,966	1,966
Sales to external customers	110,767	144,110	38,558	293,435

	Three months ended September 30, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	86,357	134,333	–	220,690
Silver-lead concentrates	–	–	16,487	16,487
Zinc concentrates	–	–	13,225	13,225
Provisional pricing adjustments	–	–	960	960
Sales to external customers	86,357	134,333	30,672	251,362

	Nine months ended September 30, 2026
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	302,529	536,152	–	838,681
Silver-lead concentrates	–	–	74,864	74,864
Zinc concentrates	–	–	40,642	40,642
Provisional pricing adjustments	–	–	132	132
Sales to external customers	302,529	536,152	115,638	954,319

	Nine months ended September 30, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	215,192	371,784	–	586,976
Silver-lead concentrates	–	–	47,939	47,939
Zinc concentrates	–	–	40,989	40,989
Provisional pricing adjustments	–	–	914	914
Sales to external customers	215,192	371,784	89,842	676,818

Page | 18

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

19.  COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Direct mining, processing and other costs	64,791	57,280	167,526	145,861
Depletion and depreciation	57,943	52,440	145,656	144,576
Salaries and benefits	20,186	12,000	57,635	48,248
Royalties and other taxes	13,243	12,524	49,400	34,531
Workers' participation	741	663	2,355	1,958
Inventory net realizable value adjustments and other	(41)	(16,675)	(125)	(16,857)
Cost of sales	156,863	118,232	422,447	358,317

For the three and nine months ended September 30, 2026, depletion and depreciation includes $8.0 million and $17.6 million, respectively, of depreciation related to right-of-use assets (September 30, 2025 - $4.8 million and $12.9 million, respectively).

20.  GENERAL AND ADMINISTRATION

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
General and administration	9,053	9,380	26,669	24,421
Salaries, wages and benefits	8,050	5,981	28,869	22,619
Workers' participation	144	153	723	294
	17,247	15,514	56,261	47,334
Share-based payments	10,909	10,789	18,361	24,445
General and administration	28,156	26,303	74,622	71,779

21.  INTEREST AND FINANCE COSTS, NET

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Interest income	3,595	4,089	12,735	10,232
2024 Convertible Notes interest expense	(1,618)	(1,618)	(4,852)	(4,852)
Amortization of discount and transaction costs	(2,540)	(2,283)	(7,294)	(6,555)
Bank stand-by, commitment fees and other interest expense	(634)	(1,249)	(1,758)	(2,696)
Accretion of closure and reclamation provisions	(666)	(521)	(1,825)	(1,611)
Accretion of lease liabilities	(2,139)	(1,573)	(5,047)	(4,140)
	(4,002)	(3,155)	(8,041)	(9,622)

Page | 19

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

22.   DISCONTINUED OPERATIONS

On April 11, 2025, the Company completed the sale of its 100% interest in Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which owns the San Jose silver and gold mine in southern Mexico (“San Jose”).

On May 12, 2025, the Company completed the sale of all of its interest in Roxgold SANU S.A. (“Sanu”), which owns and operates the underground and open pit Yaramoko gold mine in southwestern Burkina Faso (“Yaramoko”), and 100% of three other Burkina Faso subsidiaries (collectively with Sanu, the “Sanu Entities”), and ceased all operations in Burkina Faso.

Results of Discontinued Operation – Cuzcatlan

The following table presents the results of Cuzcatlan for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Sales	–	–	–	168
Cost of sales	–	–	–	(287)
Mine operating loss	–	–	–	(119)

General and administration	–	–	–	(638)
Foreign exchange loss	–	–	–	(190)
Other expenses	–	–	–	(2,202)
Operating loss	–	–	–	(3,149)

Interest and finance costs, net	–	–	–	(325)
Loss before income taxes	–	–	–	(3,474)

Income tax recovery	–	–	–	1
Net loss from operating activities, net of tax	–	–	–	(3,473)

Gain on sale of discontinued operation	–	–	–	7,646
Income from discontinued operation, net of tax	–	–	–	4,173

Income per share from discontinued operation attributable to Fortuna shareholders
Basic	–	–	–	0.01
Diluted	–	–	–	0.01

Page | 20

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation – Sanu Entities

The following table presents the results of the Sanu Entities for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Sales	–	–	–	128,059
Cost of sales	–	–	–	(82,393)
Mine operating income	–	–	–	45,666

General and administration	–	–	–	(1,380)
Foreign exchange gain	–	–	–	4,254
Other expenses	–	–	–	(3,217)
Operating income	–	–	–	45,323

Interest and finance costs, net	–	–	–	44
Income before income taxes	–	–	–	45,367

Income tax expense	–	–	–	(10,140)
Net income from operating activities, net of tax	–	–	–	35,227

Loss on sale of discontinued operation	–	–	–	(11,360)
Tax expense on sale of discontinued operation	–	–	–	(4,052)
Release of OCI on sale of discontinued operation	–	–	–	(1,701)
Income from discontinued operation, net of tax	–	–	–	18,114

Income from discontinued operation, net of tax attributable to:
Fortuna shareholders	–	–	–	13,581
Non-controlling interest	–	–	–	4,533
	–	–	–	18,114

Income per share from discontinued operation attributable to Fortuna shareholders
Basic	–	–	–	0.04
Diluted	–	–	–	0.04

Page | 21

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Cash Flows of Discontinued Operations

The following table summarizes the cash flows attributable to Cuzcatlan and the Sanu Entities for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Cuzcatlan	–	–	–	(11,200)
Sanu Entities	–	–	–	23,184
Net cash provided by operating activities	–	–	–	11,984

Cuzcatlan	–	–	–	11,738
Sanu Entities	–	–	–	59,942
Cash provided by investing activities	–	–	–	71,680

Cuzcatlan	–	–	–	(22)
Sanu Entities	–	–	–	(12,857)
Cash used in financing activities	–	–	–	(12,879)
Net cash flows from discontinued operations	–	–	–	70,785

Page | 22

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

23.  SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship and projects outside other segments

Discontinued operations:

●	Cuzcatlan – operates the San Jose silver-gold mine
●	Sanu – operates the Yaramoko gold mine

	Three months ended September 30, 2026
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	110,767	144,110	38,558	–	293,435
Cost of sales before depreciation and depletion	(38,666)	(44,757)	(15,497)	–	(98,920)
Depreciation and depletion in cost of sales	(22,450)	(30,984)	(4,509)	–	(57,943)
General and administration	(3,152)	(4,465)	(1,789)	(18,750)	(28,156)
Other (expenses) income	(2,196)	(687)	(53)	(3,214)	(6,150)
Finance items	(607)	(1,090)	(252)	(2,024)	(3,973)
Segment income (loss) before taxes	43,696	62,127	16,458	(23,988)	98,293

	Three months ended September 30, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	86,357	134,333	30,672	–	251,362
Cost of sales before depreciation and depletion	(12,842)	(38,827)	(14,123)	–	(65,792)
Depreciation and depletion in cost of sales	(15,524)	(31,722)	(5,194)	–	(52,440)
General and administration	(2,897)	(3,324)	(972)	(19,110)	(26,303)
Reversal of impairment of mineral properties, plant and equipment	52,745	–	–	–	52,745
Other (expenses) income	(5,955)	(2,062)	11	3,030	(4,976)
Finance items	959	(875)	(625)	(1,037)	(1,578)
Segment income (loss) before taxes	102,843	57,523	9,769	(17,117)	153,018

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Nine months ended September 30, 2026
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	302,529	536,152	115,638	–	954,319
Cost of sales before depreciation and depletion	(96,690)	(136,510)	(43,591)	–	(276,791)
Depreciation and depletion in cost of sales	(52,538)	(80,492)	(12,626)	–	(145,656)
General and administration	(9,296)	(13,386)	(5,977)	(45,963)	(74,622)
Other (expenses) income	(7,673)	(6,926)	814	(4,182)	(17,967)
Finance items	(2,237)	(1,716)	(499)	(3,445)	(7,897)
Segment income (loss) before taxes	134,095	297,122	53,759	(53,590)	431,386

	Nine months ended September 30, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	215,192	371,784	89,842	–	676,818
Cost of sales before depreciation and depletion	(62,455)	(110,638)	(40,648)	–	(213,741)
Depreciation and depletion in cost of sales	(38,654)	(91,997)	(13,925)	–	(144,576)
General and administration	(7,991)	(9,307)	(5,356)	(49,125)	(71,779)
Reversal of impairment of mineral properties, plant and equipment	52,745	–	–	–	52,745
Other (expenses) income	(10,409)	5,039	(272)	438	(5,204)
Finance items	4,121	(2,939)	(883)	(5,915)	(5,616)
Segment income (loss) before taxes	152,549	161,942	28,758	(54,602)	288,647

As at September 30, 2026	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Total assets	668,059	1,039,441	176,203	692,229	2,575,932
Total liabilities	99,264	331,154	57,725	218,350	706,493
Capital expenditures (1)	37,705	125,476	19,121	49,860	232,162
(1)	Capital expenditures are on an accrual basis for the nine months ended September 30, 2026.

As at December 31, 2025	Mansfield $	Sango $	Bateas $	Corporate $	Cuzcatlan $	Sanu $	Total $
Total assets	649,052	1,011,605	162,163	537,821	–	–	2,360,641
Total liabilities	66,829	293,762	56,364	208,368	–	–	625,323
Capital expenditures (1)	64,073	99,849	22,535	31,036	89	452	218,034
(1)	Capital expenditures are on an accrual basis for the year ended December 31, 2025.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.  FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Financial Liabilities by Category

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

As at September 30, 2026	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	–	–	443,253	443,253
Restricted cash	–	–	14,413	14,413
Trade receivables - concentrate sales	–	12,919	–	12,919
Trade receivables - doré sales	–	–	5,187	5,187
Investments in equity securities (1)	12,118	–	–	12,118
Other receivables	–	–	14,761	14,761
Total financial assets	12,118	12,919	477,614	502,651

Financial liabilities
Trade accounts payable	–	–	(93,605)	(93,605)
Payroll payable	–	–	(31,893)	(31,893)
Share units payable	–	(31,890)	–	(31,890)
2024 Convertible Notes	–	–	(141,316)	(141,316)
Vendor financed debt	–	–	(6,850)	(6,850)
Other payables	–	–	(114,533)	(114,533)
Total financial liabilities	–	(31,890)	(388,197)	(420,087)

As at December 31, 2025	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	–	–	553,985	553,985
Restricted cash	–	–	788	788
Trade receivables - concentrate sales	–	15,279	–	15,279
Trade receivables - doré sales	–	–	5,482	5,482
Investments in equity securities (1)	6,760	–	–	6,760
Other receivables	–	–	7,460	7,460
Total financial assets	6,760	15,279	567,715	589,754

Financial liabilities
Trade accounts payable	–	–	(77,927)	(77,927)
Payroll payable	–	–	(27,790)	(27,790)
Share units payable	–	(33,754)	–	(33,754)
2024 Convertible Notes	–	–	(134,410)	(134,410)
Other payables	–	–	(97,300)	(97,300)
Total financial liabilities	–	(33,754)	(337,427)	(371,181)
(1)	As at September 30, 2026, investments in equity securities include $12.0 million (December 31, 2025 - $6.7 million) representing the fair value of the Company's investment in Awalé Resources Limited, a mineral exploration company in Côte d’Ivoire. The fair value was determined based on quoted prices in active markets, a Level 1 fair value measurement, with changes in fair value recorded in other comprehensive income. The remaining balance consists of investments in other publicly traded exploration companies.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Fair Values of Financial Assets and Financial Liabilities

During the three and nine months ended September 30, 2026 and 2025, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy are as follows:

As at September 30, 2026	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables - concentrate sales	–	12,919	–	12,919
Investments in equity securities	12,118	–	–	12,118
Share units payable	–	(31,890)	–	(31,890)

As at December 31, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables - concentrate sales	–	15,279	–	15,279
Investments in equity securities	6,760	–	–	6,760
Share units payable	–	(33,754)	–	(33,754)

(c)	Financial Assets and Financial Liabilities Not Already Measured at Fair Value

The table below presents the estimated fair values of the Company’s financial liabilities, categorized within Level 2 of the fair value hierarchy, not measured at fair value where amortized cost does not reasonably approximate fair value.

	September 30, 2026		December 31, 2025
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
2024 Convertible Notes (1)	(141,316)	(316,103)	(134,410)	(293,681)

(1)	The carrying amounts of the 2024 Convertible Notes represents the liability components (Note 13), while the fair value represents the liability and equity components. The fair value of the 2024 Convertible Notes is based on the quoted prices in markets that are not active for the underlying securities.

25.  SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital for the three and nine months ended September 30, 2026 and 2025 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Trade and other receivables	(605)	4,296	13,987	(1,790)
Prepaid expenses	(12,834)	(2,999)	(11,724)	(27)
Inventories	(7,844)	2,857	(17,377)	(4,212)
Trade and other payables	6,981	(6,764)	11,385	(8,757)
Total changes in non-cash working capital	(14,302)	(2,610)	(3,729)	(14,786)

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The significant non-cash financing and investing transactions during the three and nine months ended September 30, 2026 and 2025 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026 $	2025 $	2026 $	2025 $
Vendor financed debt	6,696	–	6,696	–
Mineral properties, plant and equipment changes in closure and reclamation provision	2,623	(1,969)	4,448	(1,465)
Additions to right-of-use assets	5,602	94	36,927	30,408
Share units allocated to share capital upon settlement	–	–	3,547	3,294

26.  NON-CONTROLLING INTERESTS

As at September 30, 2026, the non-controlling interest (“NCI”) of the State of Côte d’Ivoire, which represents a 10% interest in Sango, totaled $56.4 million. The income attributable to the NCI for the three and nine months ended September 30, 2026, totaling $4.5 million and $21.7 million, respectively, is based on net income for Séguéla (September 30, 2025 - $4.6 million and $13.2 million, respectively). During the nine months ended September 30, 2026, Sango declared and paid dividends to the State of Côte d’Ivoire of $23.5 million (September 30, 2025 - $13.0 million).

27.  CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended in September 2024, includes total undiscounted closure costs of $18.2 million, comprising progressive closure activities of $2.4 million, final closure activities of $13.5 million, and post closure activities of $2.3 million, pursuant to the terms of the Mine Closing Law of Peru.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. As at September 30, 2026, the Company provided a bank letter guarantee of $17.6 million to the Peruvian Government in respect of such closure costs and taxes, issued by Banco BBVA Perú (updated on January 14, 2026, expiring on January 28, 2027).

The proposed update to the mine closure plan, submitted to the Peruvian Ministry of Energy and Mines in December 2025 remains under evaluation; the Company is currently responding to observations raised by the Peruvian Government.

(b)    Other Commitments

Senegal

As at September 30, 2026, the Company had capital commitments of $21.2 million, for camp construction, civil works, and equipment purchases at the Diamba Sud gold project, which are expected to be expended within one year.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in May 2028, the Company would be required to make an early termination payment, which is reduced monthly over the term of the contract. If the Company had terminated the agreement on September 30, 2026, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $13.0 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include the portion of the monthly management fees and demobilization of personnel.

In addition, certain property, plant and equipment is pledged as security for related financing obligations of $15.9 million.

Finally, as at September 30, 2026, the Company had capital commitments of $9.4 million, primarily for the purchase of underground mining equipment and infrastructure.

(c)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

(d)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, and labour proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial condition of the Company.

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